UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sequential Brands Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

817340201

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 817340201	Page 1 of 18 Pages

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person PN (Delaware limited partnership)

13D

CUSIP No. 817340201	Page 2 of 18 Pages

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 817340201	Page 3 of 18 Pages

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 817340201	Page 4 of 18 Pages

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Québec
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person PN (Québec société en commandite)

13D

CUSIP No. 817340201	Page 5 of 18 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

13D

CUSIP No. 817340201	Page 6 of 18 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

13D

CUSIP No. 817340201	Page 7 of 18 Pages

1	Names of reporting persons Carlyle Equity Opportunity GP, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 817340201	Page 8 of 18 Pages

1	Names of reporting persons Carlyle Equity Opportunity GP, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person PN (Delaware limited partnership)

13D

CUSIP No. 817340201	Page 9 of 18 Pages

1	Names of reporting persons Carlyle Galaxy Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,369,812
	9	Sole dispositive power 0
	10	Shared dispositive power 6,369,812
11	Aggregate amount beneficially owned by each reporting person 6,369,812
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.1%
14	Type of reporting person PN (Delaware limited partnership)

13D

CUSIP No. 817340201	Page 10 of 18 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Sequential Brands Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1065 Avenue of Americas, 30th Floor, New York, NY 10018.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Carlyle Group Management L.L.C.,

The Carlyle Group L.P.,

Carlyle Holdings II GP L.L.C.,

Carlyle Holdings II L.P.,

TC Group Cayman Investment Holdings, L.P.,

TC Group Cayman Investment Holdings Sub L.P.,

Carlyle Equity Opportunity GP, L.L.C.,

Carlyle Equity Opportunity GP, L.P., and

Carlyle Galaxy Holdings, L.P. (“Carlyle Galaxy”)

Each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C., Carlyle Equity Opportunity GP, L.L.C., Carlyle Equity Opportunity GP, L.P., and Carlyle Galaxy is organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. are organized under the laws of the Cayman Islands.

The address of the principal business and principal office of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of the principal business and principal office of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson, and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are William E. Conway, Jr., Co-Chief Executive Officer, Daniel A. D’Aniello, Chairman, David M. Rubenstein, Co-Chief Executive Officer, Curtis L. Buser, Interim Chief Financial Officer, Michael J. Cavanagh, Co-President and Co-Chief Operating Officer, Jeffrey W. Ferguson, General Counsel, and Glenn A. Youngkin, Co-President and Co-Chief Operating Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States.

13D

CUSIP No. 817340201	Page 11 of 18 Pages

The present principal occupation of each of the Directors is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; William J. Shaw, Director of Carlyle Group Management L.L.C. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Carlyle Galaxy acquired the securities reported herein in consideration of 700,000 shares of Class A Common Stock of Galaxy Brand Holdings, Inc. (“Galaxy”) that, pursuant to the terms and conditions of the Merger Agreement (as defined below), were converted into the right to receive 6,369,812 shares of Common Stock, a performance-based warrant (the “Warrant”) exercisable into 1,403,254 shares of Common Stock (the “Warrant Shares”) and cash consideration of $34,386,318.72.

Item 4.	Purpose of Transaction

The purpose of the acquisition by Carlyle Galaxy of the securities reported herein is for investment purposes. Carlyle Galaxy may seek to sell the Common Stock or the Common Stock that may be issued pursuant to the exercise of the Warrant in the ordinary course of business. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Stock or the Common Stock that may be issued pursuant to the exercise of the Warrant in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

13D

CUSIP No. 817340201	Page 12 of 18 Pages

Merger Agreement

On June 24, 2014, the Issuer and Galaxy announced that they had entered into an agreement and plan of merger (the “Merger Agreement”) with SBG Universe Brands, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Issuer (“LLC Sub”), Universe Galaxy Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of LLC Sub (“Merger Sub”), Carlyle Equity Opportunity GP, L.P., solely in its capacity as the representative of the Galaxy stockholders and optionholders (the “Stockholder Representative”), and, for purposes of Section 6.5(b) thereof only, Carlyle Galaxy.

Pursuant to the Merger Agreement, at the closing, Merger Sub merged with and into Galaxy (the “Initial Merger”), with Galaxy continuing as the surviving corporation and a wholly owned subsidiary of LLC Sub (the “Initial Surviving Corporation”), and immediately thereafter, the Initial Surviving Corporation merged with and into LLC Sub (the “Subsequent Merger” and collectively with the Initial Merger, the “Mergers”), with LLC Sub continuing as the surviving entity in the Subsequent Merger.

In the Initial Merger, all outstanding equity interests of Galaxy were converted into the right to receive a pro rata portion of $100,000,000 in cash (subject to adjustment as set forth in the Merger Agreement), 13,750,000 shares of the Common Stock, and certain performance-based warrants, subject to the terms and conditions set forth in the Merger Agreement.

Pursuant to the Merger Agreement, Carlyle Galaxy has agreed not to sell any of the shares of Common Stock issued to it in the Mergers for a period of 90 days following August 15, 2014.

Further pursuant to the Merger Agreement, pending the expiration of the 18 month survival period for the representations and warranties for which the former Galaxy stockholders and optionholders will have indemnification obligations following the closing of the Mergers, the Issuer has held back 581,387 shares of Common Stock from the merger consideration paid to Carlyle Galaxy (the “Indemnification Holdback Shares”). On the 18 month anniversary of the closing of the Mergers, the Indemnification Holdback Shares (minus any shares of Common Stock released to the Company as a result of indemnification claims) will be released to Carlyle Galaxy. Carlyle Galaxy will have the right, in certain circumstances, to pay any such indemnification obligations in cash rather than in shares of Common Stock.

Carlyle Board Appointment

The Issuer and Carlyle Galaxy have entered into a letter agreement granting Carlyle Galaxy certain director nominee and board observer rights, for so long as Carlyle Galaxy and its affiliates own at least 33% of the shares of the Common Stock acquired by Carlyle Galaxy at the closing of the Mergers. Such rights include the right to designate one representative to the Issuer’s board of directors (the “Board”), to be included in the slate of the Board’s nominees periodically presented to the Issuer’s stockholders for election, and the right to designate one Board observer to attend all Board meetings.

In connection with the foregoing, the Company has agreed to appoint Rodney Cohen as Carlyle Galaxy’s initial Board representative.

13D

CUSIP No. 817340201	Page 13 of 18 Pages

The Warrant

The Warrant issued to Carlyle Galaxy pursuant to the Merger Agreement is exercisable for an aggregate of up to 1,403,254 shares of Common Stock, with an exercise price of $11.20 per share based upon the performance of the Linens ‘n Things brand following the closing of the Mergers. Specifically, (i) if the Linens ‘n Things brand generates net royalties equal to or in excess of $10 million in calendar year 2016, 16.7% of the Warrant Shares will vest, (ii) if the Linens ‘n Things brand generates net royalties equal to or in excess of $15 million in calendar year 2016, an additional 33.3% of the Warrant Shares will vest, (iii) if the Linens ‘n Things brand generates net royalties equal to or in excess $10 million in calendar year 2017, 16.7% of the Warrant Shares will vest, and (iv) if the Linens ‘n Things brand generates net royalties equal to or in excess $15 million in calendar year 2017, an additional 33.3% of the Warrant Shares will vest.

The Warrant expires on December 31, 2019. In the event of a change of control of the Issuer before April 30, 2017, any unvested Warrant Shares will immediately vest, and the Warrant shall become exercisable for such vested Warrant Shares. If the Issuer sells the Linens ‘n Things brand for an amount in excess of $50,000,000 before the end of calendar year 2017, any unvested Warrant Shares will immediately vest, and the Warrant shall become exercisable for such vested Warrant Shares. In the event of a sale of the brand for an amount less than $50,000,000, the Warrant Shares will vest proportionately, based upon the value of the sale as a percentage of $50,000,000.

Registration Rights Agreement

In connection with the consummation of the Mergers, the Issuer and the Stockholder Representative, on behalf of the former Galaxy stockholders and optionholders, will enter into a registration rights agreement (the “Registration Rights Agreement”), which grants the Stockholder Representative, on behalf of former Galaxy stockholders and optionholders, customary registration rights with respect to the Common Stock, Warrant and Warrant Shares issued in the Mergers.

In addition, if the Issuer proposes to register any of the Issuer’s shares in a registered public offering, the former Galaxy stockholders and optionholders have a right to include their shares of Common Stock in such offering through a valid “piggyback” registration of shares.

The foregoing descriptions of the Merger Agreement, the Warrant and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

13D

CUSIP No. 817340201	Page 14 of 18 Pages

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 39,527,874 shares of Common Stock outstanding following the consummation of the merger, which includes 25,777,874 shares of Common Stock outstanding as of August 11, 2014 and 13,750,000 shares of Common Stock issuable upon consummation of the Mergers.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	6,369,812	16.1%	0	6,369,812	0	6,369,812

The Carlyle Group L.P.	6,369,812	16.1%	0	6,369,812	0	6,369,812

Carlyle Holdings II GP L.L.C.	6,369,812	16.1%	0	6,369,812	0	6,369,812

Carlyle Holdings II L.P.	6,369,812	16.1%	0	6,369,812	0	6,369,812

TC Group Cayman Investment Holdings, L.P.	6,369,812	16.1%	0	6,369,812	0	6,369,812

TC Group Cayman Investment Holdings Sub L.P.	6,369,812	16.1%	0	6,369,812	0	6,369,812

Carlyle Equity Opportunity GP, L.L.C.	6,369,812	16.1%	0	6,369,812	0	6,369,812

Carlyle Equity Opportunity GP, L.P.	6,369,812	16.1%	0	6,369,812	0	6,369,812

Carlyle Galaxy Holdings, L.P.	6,369,812	16.1%	0	6,369,812	0	6,369,812

The securities beneficially owned by the Reporting Persons include 5,788,425 shares of Common Stock held of record by Carlyle Galaxy and the 581,387 Indemnification Holdback Shares described in Item 4 above. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of Carlyle Equity Opportunity GP, L.L.C., which is the general partner of Carlyle Equity Opportunity GP, L.P., which is the general partner of Carlyle Galaxy Holdings, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of common stock owned of record by Carlyle Galaxy.

The table above does not include 1,403,254 shares of Common Stock issuable upon exercise of the Warrant.

13D

CUSIP No. 817340201	Page 15 of 18 Pages

None of the other Reporting Persons or Related Persons beneficially owns any Common Stock.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described above pursuant to the Merger Agreement, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of Merger Agreement, the Warrant and the Registration Rights Agreement, and is incorporated herein by reference. A copy of each of these agreements is filed as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

13D

CUSIP No. 817340201	Page 16 of 18 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Power of Attorney

3	Agreement and Plan of Merger, dated as of June 24, 2014, by and among Sequential Brands Group, Inc., SBG Universe Brands, LLC, Universe Galaxy Merger Sub, Inc., Galaxy Brand Holdings, Inc., Carlyle Equity Opportunity GP, L.P., solely in its capacity as the representative of the Galaxy stockholders and optionholders, and, for purposes of Section 6.5(b) thereof only, Carlyle Galaxy Holdings, L.P. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated June 25, 2014, filed by Sequential Brands Group, Inc.)

4	Common Stock Purchase Warrant, dated August 15, 2014

5	Registration Rights Agreement, dated August 15, 2014, between Sequential Brands Group, Inc. and Carlyle Equity Opportunity GP, L.P., as the representative of the former stockholders and option holders of Galaxy Brand Holdings, Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated August 18, 2014, filed by Sequential Brands Group, Inc.)

13D

CUSIP No. 817340201	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2014

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

13D

CUSIP No. 817340201	Page 18 of 18 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE EQUITY OPPORTUNITY GP, L.L.C.
By:	TC Group Cayman Investment Holdings Sub L.P., its managing member
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE EQUITY OPPORTUNITY GP, L.P.

By:	/s/ Andrea Pekala
Name:	Andrea Pekala
Title:	Authorized Person

CARLYLE GALAXY HOLDINGS, L.P.
By:	Carlyle Equity Opportunity GP, L.P., its general partner

By:	/s/ Andrea Pekala
Name:	Andrea Pekala
Title:	Authorized Person